Exhibit 99.1

Cementos Pacasmayo S.A.A. and Subsidiaries

Unaudited interim condensed consolidated financial statements as of June 30, 2022 and for the three and six-month periods then ended

Cementos Pacasmayo S.A.A. and Subsidiaries

Unaudited interim condensed consolidated financial statements as of June 30, 2022 and for the three and six-month periods then ended

Content

Report on review of interim condensed consolidated financial statements

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A.

Introduction

We have reviewed the accompanying interim condensed consolidated statement of financial position of Cementos Pacasmayo S.A.A. (a Peruvian company) and its Subsidiaries (together the "Group") as of June 30, 2022, and the related interim condensed consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for the three and six-month periods then ended, and explanatory notes. Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with IAS 34 Interim Financial Reporting (IAS 34). Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with International Auditing Standard on Review Engagements (ISRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of the persons responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting.

Lima, Peru

July 22, 2022

Countersigned by:

Manuel Arribas Zevallos
C.P.C. Register No. 45987

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of financial position

As of June 30, 2022 (unaudited) and December 31, 2021

	Note	As of June 30, 2022	As of December 31, 2021
		S/(000)	S/(000)
Assets
Current assets
Cash and cash equivalents	3	277,990	273,402
Derivative financial instruments	15	84,900	-
Trade and other receivables	4	91,756	102,718
Income tax prepayments		3,494	9,288
Inventories	5	720,603	605,182
Prepayments		32,173	18,800
Total current asset		1,210,916	1,009,390
Non-current assets
Trade and other receivables	4	41,824	41,206
Financial instruments designated at fair value through other comprehensive income	15	476	476
Derivative financial instruments	15	-	106,601
Property, plant and equipment	6	1,947,571	1,974,931
Intangible assets		51,716	50,494
Goodwill		4,459	4,459
Deferred income tax assets		10,164	9,446
Right of use asset	7	4,164	4,668
Other assets		94	101
Total non-current asset		2,060,468	2,192,382
Total assets		3,271,384	3,201,772
Liability and equity
Current liabilities
Trade and other payables	8	249,286	227,554
Financial obligations	9 y 15	792,602	450,964
Lease liabilities	7	1,860	1,856
Income tax payables		5,971	17,517
Provisions	10	15,322	24,269
Total current liabilities		1,065,041	722,160
Non-current liabilities
Financial obligations	9 y 15	726,754	1,094,391
Lease liabilities	7	3,118	3,973
Non-current provisions	10	40,620	36,639
Deferred income tax liabilities		146,067	148,804
Total non-current liabilities		916,559	1,283,807
Total liability		1,981,600	2,005,967
Equity
Capital stock		423,868	423,868
Investment shares		40,279	40,279
Investment shares holds in treasury		(121,258)	(121,258)
Additional paid-in capital		432,779	432,779
Legal reserve		168,636	168,636
Other accumulated comprehensive results		(19,819)	(20,094)
Retained earnings		365,299	271,595
Total equity		1,289,784	1,195,805
Total liability and equity		3,271,384	3,201,772

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of profit or loss

For the three and six-month periods ended June 30, 2022 and June 30, 2021 (unaudited)

		For the three-month period ended June 30,		For the six-month period ended June 30,
	Note	2022	2021	2022	2021
		S/(000)	S/(000)	S/(000)	S/(000)

Sales of goods	12	502,886	440,923	1,028,295	905,728
Cost of sales		(344,804)	(324,522)	(705,248)	(656,101)
Gross profit		158,082	116,401	323,047	249,627

Operating income (expense)
Administrative expenses		(54,861)	(47,213)	(108,250)	(94,302)
Selling and distribution expenses		(17,025)	(14,172)	(33,995)	(28,355)
Other operating income (expense), net		(311)	1,107	(1,335)	429
Total operating expenses, net		(72,197)	(60,278)	(143,580)	(122,228)
Operating profit		85,885	56,123	179,467	127,399

Other income (expenses)
Finance income		1,012	279	1,570	780
Finance costs		(23,813)	(21,054)	(46,608)	(41,890)
Cumulative net loss on settlement of derivative financial instruments		-	-	-	(1,569)
Net profit (loss) for valuation of trading derivative financial instruments		45	45	(64)	500
Gain from exchange difference, net		6,865	3,967	351	417
Total other expenses, net		(15,891)	(16,763)	(44,751)	(41,762)
Profit before income tax		69,994	39,360	134,716	85,637

Income tax expense	11	(22,015)	(11,696)	(41,012)	(26,172)

Profit for the period		47,979	27,664	93,704	59,465

Earnings per share
Basic profit for the period attributable to equity holders of common shares and investment shares of the parent (S/ per share)	14	0.11	0.06	0.22	0.14

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of other comprehensive income

For the three and six-month periods ended June 30, 2022 and June 30, 2021 (unaudited)

		For the three-month period ended June 30,		For the six-month period ended June 30,
	Note	2022	2021	2022	2021
		S/(000)	S/(000)	S/(000)	S/(000)

Profit for the period		47,979	27,664	93,704	59,465

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Net (loss) gain on cash flow hedges	15(a)	(1,655)	537	391	6,432
Deferred income tax	11	488	(159)	(116)	(1,897)
Other comprehensive income for the period, net of income tax		(1,167)	378	275	4,535

Total comprehensive income for the period, net of income tax		46,812	28,042	93,979	64,000

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of changes in equity

For the six-month period ended June 30, 2022 and June 30, 2021

	Attributable to equity holders of the parent
	Capital stock	Investment shares	Investments shares holds in treasury	Additional paid-in capital	Legal reserve	Unrealized gain (loss) on financial instruments designated at fair value	Unrealized gain (loss) on cash flow hedge	Retained earnings	Total equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2021	423,868	40,279	(121,258)	432,779	168,636	(14,463)	(18,915)	456,629	1,367,555
Profit for the period	-	-	-	-	-	-	-	59,465	59,465
Other comprehensive income	-	-	-	-	-	-	4,535	-	4,535
Total comprehensive income	-	-	-	-	-	-	4,535	59,465	64,000
Dividends, note 8	-	-	-	-	-	-	-	(338,204)	(338,204)
Balance as of June 30, 2021	423,868	40,279	(121,258)	432,779	168,636	(14,463)	(14,380)	177,890	1,093,351

Balance as of January 1, 2022	423,868	40,279	(121,258)	432,779	168,636	(15,869)	(4,225)	271,595	1,195,805
Profit for the period	-	-	-	-	-	-	-	93,704	93,704
Other comprehensive income	-	-	-	-	-	-	275	-	275
Total comprehensive income	-	-	-	-	-	-	275	93,704	93,979

Balance as of June 30, 2022	423,868	40,279	(121,258)	432,779	168,636	(15,869)	(3,950)	365,299	1,289,784

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of cash flows

For the three and six-month period ended June 30, 2022 and June 30, 2021

		For the three-month period ended June 30		For the six-month period ended June 30
	Note	2022	2021	2022	2021
		S/(000)	S/(000)	S/(000)	S/(000)

Operating activities
Profit (loss) before income tax		69,994	39,360	134,716	85,637
Non-cash adjustments to reconcile profit before income tax to net cash flows
Depreciation and amortization		34,639	33,830	68,530	67,685
Finance costs		23,813	21,054	46,608	41,890
Long-term incentive plan	13	1,902	1,968	3,804	3,639
Loss on the valuation of trading derivative financial instruments		-	-	-	1,569
Estimate expected credit loss	4	396	486	1,893	1,193
Unrealized exchange difference related to monetary transactions		(3,477)	(9,478)	4,222	(6,902)
Net (gain) loss on settlement of trading derivative financial instruments		(45)	(45)	64	(500)
Net gain on disposal of property, plant and equipment	6	(231)	(1,117)	(407)	(1,159)
Finance income		(1,012)	(279)	(1,570)	(780)
Other operating, net		1,628	687	1,049	435

Working capital adjustments
(Increase) decrease in trade and other receivables		17,103	(5,953)	8,929	(11,163)
(Increase) decrease in prepayments		(13,032)	(2,525)	(14,739)	(21,589)
(Increase) decrease in inventories		(83,724)	8,112	(116,492)	(39,631)
Increase (decrease) in trade and other payables		9,217	(2,927)	14,636	17,845

		57,171	83,173	151,243	138,169

Interests received		778	297	1,288	1,824
Interests paid		(2,711)	(336)	(37,314)	(32,624)
Income tax paid		(18,235)	(11,795)	(51,100)	(24,258)

Net cash flows provided by operating activities		37,003	71,339	64,117	83,111

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of cash flows (continued)

For the three and six-month period ended June 30, 2022 and June 30, 2021

		For the three-month period ended June 30,		For the six-month period ended June 30,
	Note	2022	2021	2022	2021
		S/(000)	S/(000)	S/(000)	S/(000)

Investing activities
Proceeds from sale of property, plant and equipment		678	1,999	1,121	3,254
Collection of loan granted to third parties		149	142	149	282
Purchase of property, plant and equipment		(26,252)	(18,740)	(38,916)	(29,397)
Purchase of intangibles assets		(2,939)	(2,225)	(5,152)	(3,988)
Loans granted to third parties		-	-	(141)	-
Net cash flows used in investing activities		(28,364)	(18,824)	(42,939)	(29,849)

Financing activities
Loan received	9	-	-	159,000	-
Income from settlement of derivative financial instrument		-	-	-	3,879
Dividends returned		-	197	170	197
Payment of loan	9			(159,000)	-
Payment of hedge finance cost		-	-	(7,682)	(7,202)
Payment of lease liabilities	7	(733)	(675)	(1,193)	(1,174)
Dividends paid		(313)	(121)	(639)	(480)
Net cash flows used in financing activities		(1,046)	(599)	(9,344)	(4,780)

Net increase in cash and cash equivalents		7,593	51,916	11,834	48,482
Net foreign exchange difference		5,799	11,422	(7,246)	11,258
Cash and cash equivalents at the beginning of the period		264,598	305,314	273,402	308,912
Cash and cash equivalents at the end of the period	3	277,990	368,652	277,990	368,652

Transactions with no effect in cash flows:
Unrealized exchange difference related to monetary transactions		(3,477)	(9,478)	4,222	(6,902)
Outstanding accounts payable related to acquisition of property, plant and equipment as of June 30	6	6,027	3,853	6,027	3,853
Recognition of right-of-use assets and lease liabilities during the period	7	305	5	305	217

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to interim condensed consolidated financial statements (unaudited)

As of June 30, 2022 and 2021, and December 31, 2021

1.	Economic activity

(a)	Economic activity -

Cementos Pacasmayo S.A.A. (hereinafter “the Company”) was incorporated in 1957 and, in accordance with the General Law of Peruvian Companies, is an open stock corporation with publicly traded share. The Company is a subsidiary of Inversiones ASPI S.A., which holds 50.01 percent of the Company’s common shares as of June 30, 2022, December 31, 2021 and June 30, 2021.

The address registered by the Company is Calle La Colonia No.150, Urbanización El Vivero, Santiago de Surco, Lima, Peru.

The main activity of the Company is the production and commercialization of cement, precast, concrete and quicklime in the northern region of Peru.

The interim condensed consolidated financial statements of the Company and its subsidiaries (hereinafter the “Group”) as of June 30, 2022 and for the six-month period then ended, were approved for issuance by the Company’s Management on July 22, 2022. The consolidated financial statements as of December 31, 2021 have been approved by the General Meeting of Shareholders, on March 29 2022.

(b)	COVID 19 -

COVID-19, an infectious disease caused by a new virus, was declared a world-wide pandemic by the World Health Organization (“WHO”) on 11 March 2020.The measures to slow the spread of COVID-19 have had a significant impact on the global economy.

On March 15, 2020, the Peruvian government declared a nationwide state of emergency, effectively shutting down all business considered non-essential (with exception of food production and commercialization, pharmaceuticals and health).

The Group has prepared interim condensed consolidated financial statements until June 30 2022 on a going concern basis, which assumes continuity of current business activities and the realization of assets and settlement of liabilities in the ordinary course of business.

Regarding financial obligations, the Company has not seen any change in our access and cost of financing, see note 9.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

During 2021, a large part of the Peruvian population has been immunized with various types of vaccines, this measure has allowed us to continue with the economic reactivation and the reduction of positive cases. Given the presence of the Omicron variant, the Peruvian Government has established a series of measures to prevent the spread of this variant, these measures have been applied by the Company to safeguard the integrity and health of its workers and to continue with normal operations.

On January 21, 2022 the Government has decided to extend the state of health emergency nationwide for 180 calendar days from March 2, 2022, to August 29, 2022 in order to continue with the prevention, control and health care actions for the protection of the population of the entire country.

The Company maintains various measures to preserve the health of its employees and to prevent contagion in its administrative and operational areas.

2.	Basis of preparation and changes to the Group’s accounting policies

2.1	Basis of preparation -

The interim condensed consolidated financial statements of the Group have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and have been prepared on a historical cost basis, except for financial instruments designated at fair value through other comprehensive income (OCI) and derivatives financial instruments that have been measured at fair value. The interim condensed consolidated financial statements are presented in soles and all values are rounded to the nearest thousand (S/000), except when otherwise indicated. The Group has prepared the financial statements on the basis that it will continue to operate as a going concern. The Management consider that there are no material uncertainties that may cast significant doubt over this assumption. They have formed a judgement that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with Group’s annual consolidated financial statements as of December 31, 2021.

New standards, interpretations and amendments

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with the policies considered in the preparation of the consolidated financial statements of the Group at December 31, 2021, except for the adoption of new standards effective as of 1 January 2022. The standards and interpretations relevant to the Group, that are effective since January 1, 2022 are disclosed below.

-	Onerous Contracts – Costs of Fulfilling a Contract - Amendments to IAS 37

An onerous contract is a contract under which the unavoidable costs (i.e., the costs that the Group cannot avoid because it has the contract) of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

The amendments specify that when assessing whether a contract is onerous or loss-making, an entity needs to include costs that relate directly to a contract to provide goods or services include both incremental costs (e.g., the costs of direct labour and materials) and an allocation of costs directly related to contract activities (e.g., depreciation of equipment used to fulfil the contract as well as costs of contract management and supervision). General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract. This amendment has not had a material impact on the Group.

-	Property, Plant and Equipment: Proceeds before intended Use – Amendments to IAS 16

The amendment prohibits entities from deducting from the cost of an item of property, plant and equipment, any proceeds of the sale of items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss. This amendment has not had a material impact on the Group.

-	IFRS 9 Financial Instruments – Fees in the ’10 per cent’ test for derecognition of financial liabilities

The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. This amendment has not had a material impact on the Group.

The Group has not adopted in advance any other standard, interpretation or modification that has been issued but has not yet entered into force.

2.2	Basis of consolidation -

The interim condensed consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of June 30, 2022 and 2021.

As of June 30, 2022 and 2021, there was no changes in the participation of the common shares that the Company’s had on its subsidiaries; the main activities and information about subsidiaries are revealed on the consolidated financial statements as of December 31, 2021.

2.3	Seasonality of operations - Seasonality is not relevant to the Group’s activities.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

3.	Cash and cash equivalents

(a)	This caption consists of the following:

	As of June 30, 2022	As of December 31, 2021
	S/(000)	S/(000)

Cash on hand	205	273
Cash at banks (b)	231,785	225,629
Term deposits with original maturities of ninety days or less (c)	46,000	47,500

	277,990	273,402

(b)	Cash at banks is denominated in local and foreign currencies, is deposited in domestic and foreign banks and is freely available. The cash at banks interest yield is based on daily bank deposit rates.

(c)	The short-term deposits held in domestic banks were freely available and earned interest at the respective short-term market rates and original maturity less than three months.

4.	Trade and other receivables

As of June 30, 2022 and December 31, 2021 this caption mainly include trade receivables, value-added tax credit (VAT), interest receivables and accounts receivables from related parties. At those dates, approximately 59% and 62% of the trade receivables were guaranteed by banks guarantees and mortgages amounting to S/49,746,000 and S/56,533,000 , respectively.

On March 22, 2021, the Company received Tax Court Resolution N° 00905-4-21 that declares the calculation of Mining Royalty should be based on gross sale of the final product (cement) for the years 2008 and 2009. This is an opposite position to what is established by the Constitutional Court in the STC Exp. N° 1043-2013-PA/TC that declares founded the writ of protection presented by the Company and its right to calculate the Mining Royalty exclusively based on the value of the mining component, without considering in any way the value of the final products derived from industrial and manufacturing processes.

The Company has made, under protest, partial payments of the debts arbitrarily placed in collection. These payments as of June 30, 2022 and December 31, 2022 amount to approximately S/39,856,000 y S/38,242,000, respectively, and are presented in the caption “Miscellaneous receivables, net”, non-current assets. To date, the Company has already initiated the corresponding legal actions to recover said payments and in the opinion of Management and its external legal advisors, it has a high probability of obtaining a favorable result.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

As of June 30, 2022 and 2021, the Group recorded S/1,893,000 and S/1,193,000, respectively, related to the provision for expected credit losses for trade receivables, which are presented in the caption “Sales and distribution expenses” of the interim condensed consolidated statement of income and; correspond to the best estimate of Management considering the current situation. The Group’s Management will continue evaluating the conditions of its client portfolio and, if deemed necessary, the corresponding provisions will be made.

The movement of the allowance for expected credit losses on trade and other receivable for the three-month period ended as of June 30, 2022 and 2021 is as follows:

	2022	2021
	S/(000)	S/(000)

Opening balance	14,573	14,358
Additions	1,893	1,193
Recoveries	(47)	(2)

Ending balance	16,419	15,549

5.	Inventories

As of June 30, 2022 and December 31, 2021 includes goods and finished products, work in progress, raw materials and other supplies to be used in the production process.

6.	Property, plant and equipment, net

During the three- and six-month periods ended June 30, 2022 the Group’s additions amounted approximately to S/26,295,000 and S/37,328,000 (S/18,864,000 and S/28,420,000 during the three- and six-month periods ended June 30, 2021, respectively).

Assets with a net book value of S/531,000 were sold during the six-month period ended June 30, 2022 (S/709,000 for the six-month period ended June 30, 2021), resulting in a net gain on disposal of S/407,000 (S/1,159,000 for the six-month period ended June 30, 2021).

As of June 30, 2022 the Group maintains accounts payable related to the acquisition of property, plant and equipment for S/6,027,000 (S/7,615,000 as of December 31, 2021).

7.	Leases

The Group has lease contracts with third parties, mainly a 5-year lease contract of trucks.

The annual incremental interest rate used for the initial recognition of the right-of-use asset and the lease liability ranges between 5.2 and 6.2 percent.

The Group also leases certain minor equipment for less than 12 months, the Group has decided to apply the recognition exemption for short term leases (less than 12 months) and for leases of low value assets. The expense for this type of lease amounted to S/656,000 for the six-month period ended June 30, 2022 (S/660,000 for the six-month period ended June 30, 2021) and was recognized in the “Administrative expenses” caption of the interim condensed consolidated statement of profit or loss.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

The movement of the right of use assets recognized by the Group is shown below:

	Transportation units	Other	Total
	S/(000)	S/(000)	S/(000)

Cost -
Balance as of January 1, 2021	7,504	38	7,542
Additions	217	-	217
Sales and/or retirement	-	(3)	(3)
Balance as of June 30, 2021	7,721	35	7,756
Balance as of January 1, 2022	7,721	35	7,756
Additions	305	-	305
Balance as of June 30, 2022	8,026	35	8,061

Accumulated depreciation -
Balance as of January 1, 2021	1,501	35	1,536
Additions	775	-	775
Balance as of June 30, 2021	2,276	35	2,311
Balance as of January 1, 2022	3,053	35	3,088
Additions	809	-	809
Balance as of June 30, 2022	3,862	35	3,897

Net book value
As of December 31, 2021	4,668	-	4,668
As of June 30, 2022	4,164	-	4,164

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

The movement of the lease liabilities recognized by the Group is shown below:

	2022	2021
	S/(000)	S/(000)

Balance as of January, 1	5,829	6,633
Additions	305	217
Financial interest expense	148	185
Lease payments	(1,193)	(1,174)
Others	(111)	621
Balance as of June 30	4,978	6,482

Maturity
Current portion	1,860	1,711
Non-current portion	3,118	4,771
Balance as of June 30	4,978	6,482
Net book value
As of December 31, 2021		5,829
As of June 30, 2022		4,978

The future cash disbursements in relation to lease liabilities have been disclosed in note 9.

8.	Trade, dividends and other payables

As of June 30, 2022 and December 31, 2021, this caption includes trade payables, account payables to related parties, interest payable, dividends payable among other minor payables.

On April 29, 2021, the Board of Directors agreed to distribute dividends amounting to S/338,204,000 (this amount does not include dividends corresponding to treasury shares), from unrestricted earnings for the years 2014 to 2019, which were paid during the first days of July of the year 2021.

As of June 30, 2022 dividends payable amounted to S/9,081,000 (S/ 9,550,000 as of December 31, 2021).

9.	Financial Obligations

(a)	Corporate bonds

On January 31, 2019, corporate bonds were issued in soles for S/260,000,000 at a rate of 6.688 percent per year and maturity of 10 years and; 15-year bonds for S/310,000,000 at a rate of 6.844 percent per year. As of June 30, 2022 and as of December 31, 2021 the corporate bonds issued in US Dollars amounts to US$131,612,000 with an annual rate of 4.5 per cent and maturity in 2023.

For the six-month period ended June 30, 2022 and 2021, the corporate bonds generated interests that have been recognized in the interim condensed consolidated financial statement of profit or loss for S/30,253,000 and S/31,220,000, respectively.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

(b)	Bank loans

As of June 30, 2022, and December 31, 2021, the Company maintains a loan of US$18,000,000 maturing in July 2022 with an effective annual interest rate of 1.80 percent. In addition, the Company maintains two medium-term notes with Banco de Credito del Peru S.A. for S/110,000,000 each, with a maturity date of December 23, 2022 and an effective annual interest rate of 1.55 percent.

On January 10, 2022, the Company paid two promissory notes of S/79,500,000 each with the corporate loan indicated in section (d)

(c)	Financial covenants –

The contracts for corporate bonds issued in US dollars and soles have the following covenants to limit incurring indebtedness for the Company and its guarantor subsidiaries, which are measured prior to the following transactions: issuance of debt or equity instruments, merger with another company or disposal or rental of significant assets. The covenants are the following:

-	The debt service coverage ratio (includes amortization plus interest) must be at least 2.5 to 1.

-	The financial debt to Ebitda ratio may not be greater than 3.5 to 1.

(d)	Medium-term Corporate Loan under “Club deal” modality -

On August 6, 2021, the Company established the conditions of a medium-term corporate loan under “Club Deal” modality with Banco de Crédito del Perú S.A. and Scotiabank Perú S.A.A. The loan amounts to S/ 860,000,000 that will allow the payment of all the financial obligations that the Company maintains with maturity until February 2023 and will be disbursed based on the maturity of each of them. The first disbursement amounts to S/159,000,000, was made on January 2022 and was used to pay the loan mentioned in section (b). The loan conditions include a grace/availability period of 18 months from August 6 and a payment term of 7 years from the last disbursement, which is estimated for February 2023. Since that date, the loan will be paid in 22 equal quarterly installments and has an annual interest rate of 5.82 percent.

As part of the loan conditions, the Company would assume the following obligations:

I.	Comply with the following financial safeguards:

a.	Debt Ratio (Financial Debt / EBITDA) <= 3.50x

b.	Debt Service Coverage Ratio (FCSD / SD)> = 1.15x

c.	Debt Service Coverage Ratio (EBITDA / SD) = 1.50x

These financial safeguards will be calculated and verified at the end of each calendar quarter, considering the information of consolidated financial statements of the Company for the last 12 months, prepared in accordance with International Financial Reporting Standards - IFRS.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

As of June 30, 2022, the Company complies with the ratios contained in the loan conditions.

II.	It maintains the following main obligations to do:

a.	Subordinate any obligation the Company had or may have to this loan.

b.	Maintain the loan with a status equal to other senior financing of the Company.

c.	Keep your assets in good condition and properly insured.

d.	Maintain all licenses, authorizations, concessions, permits, titles and rights required by government authorities.

III.	It maintains the following obligations not to do:

a.	Refrain from paying dividends, reducing capital stock or any other distribution to its shareholders if this event make the Company not comply with the obligations assumed.

b.	That the Company and its subsidiaries participate in processes of liquidation, transformation, corporate reorganization, acquisition of companies, merger or spin-off.

c.	Transfer, sell, alienate, donate or give in usufruct, lease, give in fiduciary domain, encumber their assets, income flows and / or collection rights.

d.	Grant financing, personal or real guarantees in favor of third parties.

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of June 30, 2022
Financial obligations	68,940	634,290	115,636	613,364	1,432,230
Interests	32,973	39,158	178,673	137,744	388,548
Trade and other payables	146,053	98,098	-	-	244,151
Hedge finance cost payable	7,492	7,492	-	-	14,984
Lease liabilities	454	1,408	3,116	-	4,978

As of December 31, 2021
Financial obligations	159,000	291,964	414,290	570,000	1,435,254
Interests	31,255	35,147	166,252	154,851	387,505
Trade and other payables	175,975	42,941	-	-	218,916
Hedge finance cost payable	7,821	7,821	7,821	-	23,463
Lease liabilities	465	1,391	3,973	-	5,829

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

10.	Provisions

As of June 30, 2022 and December 31, 2021, this caption includes workers’ profit sharing, provision for contingencies, long-term incentive plan and rehabilitation provision. The decrease in this liability is mainly explained by the payment of the workers’ profit sharing.

11.	Income tax

The Group calculates income tax expense of the period using the tax rate that would be applicable to the expected total annual earnings.

The major components of the income tax expense in the interim condensed consolidated statement of profit or loss and statement of other comprehensive income are:

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2022	2021	2022	2021
	S/(000)	S/(000)	S/(000)	S/(000)

Current income tax	(24,247)	(10,928)	(44,583)	(26,850)
Deferred income tax	2,232	(768)	3,571	678
Total income tax expense (benefit) recognized in the interim consolidated statements of profit or loss	(22,015)	(11,696)	(41,012)	(26,172)
Income tax recognized in other comprehensive income	488	(159)	(116)	(1,897)
Total income tax	(21,527)	(11,855)	(41,128)	(28,069)

The movement of the Group’s deferred income tax assets and liabilities is shown below:

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2022	2021	2022	2021
	S/(000)	S/(000)	S/(000)	S/(000)

Increase (decrease) of deferred income tax asset	927	(1,535)	718	(2,179)
Increase of deferred income tax liability	1,793	608	2,737	960

Total variation of deferred income tax	2,720	(927)	3,455	(1,219)
Deferred income tax expense recognized in interim condensed consolidated statements of profit or loss	2,232	(768)	3,571	678
Deferred income tax recognized in other comprehensive income	488	(159)	(116)	(1,897)

Total variation of deferred income tax	2,720	(927)	3,455	(1,219)

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

Following is the composition of deferred tax related to items recognized in interim condensed consolidated statements of other comprehensive income:

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2022	2021	2022	2021
	S/(000)	S/(000)	S/(000)	S/(000)

(Loss) gain unrealized on derivative financial instruments	488	(159)	(116)	(1,897)

Total deferred income tax in OCI	488	(159)	(116)	(1,897)

12.	Sales of goods

This caption is made up as follows:

	Cement, concrete, mortar and precast	Quicklime	Construction Supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

For the three-month period ended June 30, 2022
Revenue from external customers	469,399	7,448	26,039	-	502,886
Revenue from external customers	469,399	7,448	26,039	-	502,886

For the six-month period ended June 30, 2022
Revenue from external customers	947,036	21,812	59,443	4	1,028,295
Revenue from external customers	947,036	21,812	59,443	4	1,028,295

For the three-month period ended June 30, 2021
Revenue from external customers	405,636	7,601	27,618	68	440,923
Revenue from external customers	405,636	7,601	27,618	68	440,923

For the six-month period ended June 30, 2021
Revenue from external customers	836,103	16,116	53,281	228	905,728
Revenue from external customers	836,103	16,116	53,281	228	905,728

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

13.	Related party transactions

During the three and six-months periods ended June 30, 2022 and 2021, the Group carried out the following main transactions with Inversiones ASPI S.A. and its related parties:

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2022	2021	2022	2021
	S/(000)	S/(000)	S/(000)	S/(000)

Income
Inversiones ASPI S.A.
Fees from office lease	3	5	8	10
Fees for management and administrative services	25	25	50	48

Compañía Minera Ares S.A.C. (Ares)
Fees from land rental services	288	297	578	580
Fees from leasing of parking	39	94	131	220

Fosfatos del Pacífico S.A. (Fospac)
Fees from office lease	3	3	8	9
Fees for management and administrative services	12	12	22	131

Fossal S.A.A. (Fossal)
Fees from office lease	3	5	8	10
Fees for management and administrative services	13	13	26	25

Asociación Sumac Tarpuy
Fees from office lease	3	5	8	10

Expenses
Security services provided by Compañía Minera Ares S.A.C.	660	660	1,320	1,320

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

As a result of these transactions, the Group had the following rights and obligations with Inversiones ASPI S.A. and its related parties as of June 30, 2022 and December 31, 2021:

	June 30, 2022		December 31, 2021
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/(000)	S/(000)	S/(000)	S/(000)

Fosfatos del Pacífico S.A.	1,083	65	1,039	37
Compañía Minera Ares S.A.C.	227	1	199	-
Fossal S.A.	47	-	12	-
Inversiones ASPI S.A.	-	56	-	105
Other	78	-	64	1
	1,435	122	1,314	143

Outstanding balances are unsecured and interest free. There have been no guarantees provided or received from any related party. As of June 30, 2022 and December 31, 2021, the Group has not recorded any allowance for expected credit losses on receivables from related parties.

Compensation of key management personnel of the Group -

The compensation paid to key management personnel includes expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the key management. The total short-term compensations expense amounted to S/5,549,000 and S/10,938,000 during the three and six-month periods ended June 30, 2022, respectively (S/5,155,000 and S/10,270,000 during the three and six-month periods ended June 30, 2021), and the total long-term compensations expense amounted to S/1,902,000 and S/3,804,000 during the three and six-month periods ended June 30, 2022, respectively (S/1,968,000 and S/3,639,000 during the three and six-month period ended June 30, 2021, respectively). The Group does not compensate Management with post-employment or contract termination benefits or share-based payments.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

14.	Earnings per share (EPS)

Basic earnings per share amounts are calculated by dividing net profit for the six-month period ended June 30, 2022 and 2021 by the weighted average number of common and investment shares outstanding during those periods.

The Group has no dilutive potential common shares as of June 30, 2022 and 2021.

Calculation of the weighted average number of shares and the basic earnings per share is presented below:

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2022	2021	2022	2021
	S/(000)	S/(000)	S/(000)	S/(000)

Numerator
Net profit attributable to ordinary equity holders of the Parent	47,979	27,664	93,704	59,465
Denominator
Weighted average number of common and investment shares (thousands)	428,107	428,107	428,107	428,107
Basic profit for common and investment shares	0.11	0.06	0.22	0.14

There have been no other transactions involving common and investment shares between the reporting date and the date of completion of these interim condensed consolidated financial statements.

15.	Financial assets and liabilities

(a)	Financial asset –

Derivatives assets of hedging -

Foreign currency risk –

As of June 30,2022 and as of December 31, 2021 the Group maintains Cross currency swap contracts for a nominal amount of US$132,000,000, with maturity in February 2023 and a rate of 2.97%. Of this total, US$131,612,000 have been designated as hedging instruments for Senior notes that are denominated in U.S. dollars, with the intention of reducing the foreign exchange risk.

The cash flow hedge of the expected future payments was assessed to be highly effective and in the interim condensed consolidated statements of other comprehensive income is included an unrealized gain of S/391,000 and S/6,432,000 for the six-month period ended June 30, 2022 and 2021. The amounts retained in other comprehensive income as of June 30, 2022 are expected to mature and affect the consolidated statement of profit or loss in 2023, settlement year of cross currency contracts.

Derivate assets from trading -

As of June 30, 2022 and 2021, cross currency swaps that do not have an underlying hedging relationship amounts to US$388,000, have been designated as trading. The effect on profit or loss from its measurement at fair value was a gain of S/64,000 and S/500,000 for the six-month period ended June 30, 2022 and 2021, respectively.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

(b)	Fair values and fair value accounting hierarchy –

Set out below is a comparison of the carrying amounts and fair values of financial instruments of the Group, as well as the fair value accounting hierarchy:

	Carrying amount		Fair value		Fair value hierarchy
	2022	2021	2022	2021	2022/2021
	S/(000)	S/(000)	S/(000)	S/(000)

Financial assets
Cash and cash equivalents	277,990	273,402	277,990	273,402	Level 1
Trade and other receivables	133,580	143,924	133,580	143,924	Level 2
Derivative financial assets -“cross currency swaps”	84,900	106,601	84,900	106,601	Level 2
Financial instruments at fair value through other comprehensive income	476	476	476	476	Level 3
Total financial assets	496,946	524,403	496,946	524,403

Financial liabilities
Trade and other payables	249,286	227,554	249,286	227,554	Level 2
Senior notes	1,072,690	1,094,391	985,983	1,119,035	Level 1
Fixed rate notes	446,666	450,964	432,227	447,558	Level 2
Total financial liabilities	1,768,642	1,772,909	1,667,496	1,794,147

All financial instruments for which fair value is recognized or disclosed are categorized within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement as a whole, as follows:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy. As of June 30, 2022 and December 31, 2021, there were no transfers between the fair value hierarchies.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

Management assessed that cash and term deposits, trade and other receivables and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate the fair values:

-	The fair value of cross currency swaps is measured by using valuation techniques where inputs are based on market data. The most frequently applied valuation techniques include swap valuation models, using present value calculations. The models incorporate various inputs, including the credit quality of counterparties, foreign exchange, forward rates and interest rate curves.

A credit valuation adjustment (CVA) is applied to the “Over-The-Counter” derivative exposures to take into account the counterparty’s risk of default when measuring the fair value of the derivative. CVA is the mark-to market cost of protection required to hedge credit risk from counterparties in this type of derivatives portfolio. CVA is calculated by multiplying the probability of default (PD), the loss given default (LGD) and the expected exposure (EE) at the time of default.

A debit valuation adjustment (DVA) is applied to incorporate the Group’s own credit risk in the fair value of derivatives (that is the risk that the Group might default on its contractual obligations), using the same methodology as for CVA.

-	The fair value of the quoted senior notes is based on the current quotations value at the reporting date.

-	The fair value of the promissory note is calculated using the results of cash flow discounted at the indebtedness market rates effective as of the date of estimation.

-	The fair value of financial instruments designated at fair value through other comprehensive income has been determined using the percentage of shareholding of the Company on the equity of Fossal S.A.

16.	Commitments and contingencies

Operating lease commitments – Group as lessor

As of June 30, 2022, the Group, as lessor, has a land lease with Compañía Minera Ares S.A.C., a related party of Inversiones ASPI S.A. This lease is annually renewable, and provided a rent for the six-month period ended June 30, 2022 and 2021 for S/578,000 and S/580,000, respectively.

Capital commitments

As of June 30, 2022, the Group had no significant capital commitments.

Environmental matters

The Group exploration and exploitation activities are subject to environmental protection standards. Such standards are the same as those disclosed on the consolidated financial statement as of December 31, 2021.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

Tax situation

The Company is subject to Peruvian tax law. As of June 30, 2022 and 2021, the income tax rate is 29.5 percent of the taxable profit after deducting employee participation, which is calculated at a rate of 8 to 10 percent of the taxable income.

For purposes of determining income tax, transfer pricing transactions with related companies and companies resident in territories with low or no taxation, must be supported with documentation and information on the valuation methods used and the criteria considered for determination. Based on the analysis of operations of the Group, Management and its legal advisors believe that as a result of the application of these standards will not result in significant contingencies for the Group as of June 30, 2022 and December 31, 2021.

During the four years following the year tax returns are filed, the tax authority has the power to review and, as applicable, correct the income tax computed by each individual company.

The income tax and value-added tax returns for the following years are open for review by the tax authority

Years open to review by Tax Authorities
Entity	Income tax	Value-added tax

Cementos Pacasmayo S.A.A.	2017-2021	Dec.2017-2022
Cementos Selva S.A.	2017-2021	Dec.2017-2022
Distribuidora Norte Pacasmayo S.R.L.	2017-2021	Dec.2017-2022
Empresa de Transmisión Guadalupe S.A.C.	2017-2021	Dec.2017-2022
Salmueras Sudamericanas S.A.	2017-2021	Dec.2017-2022
Calizas del Norte S.A.C. (on liquidation)	2017-2021	Dec.2017-2022
Soluciones Takay S.A.C.	2019-2021	May to Dec.2019-2022

Due to possible interpretations that the tax authorities may give to legislation in effect, it is not possible to determine whether any of the tax audits that may be performed will result in increased liabilities for the Group. For that reason, tax or surcharge that could arise from future tax audits would be applied to the income during the period in which it is determined. However, in management’s opinion, any possible additional payment of taxes would not have a material effect on the interim condensed consolidated financial statements as of June 30, 2022 and the consolidated financial statements as of December 31, 2021.

Legal claim contingency

As of June 30, 2022, the Group has received claims from third parties in relation with its operations which in aggregate represent S/3,723,000. From this total amount, S/3,123,000 corresponded to labor claims from former employees, S/596,000 is related to the tax assessments received from the tax administration corresponding to 2009 tax period, which was reviewed by the tax authority during 2012 and S/4,000 corresponded to contentious-administrative claims.

Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases.

The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed. Accordingly, no provision for any liability has been made in these interim condensed consolidated financial statements.

Mining royalty

The Group signed agreements with third parties and with Peruvian Government related to the use of concessions for extraction activities on process of cement production. The information of the payment of royalties are reveled on the consolidated financial statements of the Group as of December 31, 2021.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

17.	Segment information

For management purposes, the Group is organized into business units based on their products and activities, and have three reportable segments as follows:

-	Production and marketing of cement, concrete, mortar and precast in the northern region of Peru.

-	Sale of construction supplies in the northern region of Peru.

-	Production and marketing of quicklime in the northern region of Peru.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the profit before income tax of each business units separately for the purpose of making decisions about resource allocation and performance assessment.

Transfer prices between operating segments are on an arm’s length basis in a similar manner to transactions with third parties.

	Sales of goods		Gross profit		Profit (loss) before income tax		Income tax		Profit (loss) for the period
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

For the three-month period ended June 30,
Cement, concrete, mortar and precast	469,399	405,636	159,755	114,706	73,384	41,001	(23,032)	(12,184)	50,352	28,817
Construction supplies	26,039	27,618	112	1,039	(861)	(1,244)	247	368	(614)	(876)
Quicklime	7,448	7,601	(1,507)	487	(1,843)	(26)	555	11	(1,288)	(15)
Other	-	68	(278)	169	(686)	(371)	215	109	(471)	(262)
Total	502,886	440,923	158,082	116,401	69,994	39,360	(22,015)	(11,696)	47,979	27,664

For the six-month period ended June 30,
Cement, concrete, mortar and precast	947,036	836,103	321,474	246,289	136,666	89,067	(41,606)	(27,220)	95,060	61,847
Construction supplies	59,443	53,281	2,403	1,638	503	(2,909)	(153)	889	350	(2,020)
Quicklime	21,812	16,116	(484)	1,575	(1,282)	464	390	(142)	(892)	322
Other	4	228	(346)	125	(1,171)	(985)	357	301	(814)	(684)
Total	1,028,295	905,728	323,047	249,627	134,716	85,637	(41,012)	(26,172)	93,704	59,465

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

	Segment assets	Other Assets (**)	Total asset	Total liabilities by segment
	S/(000)	S/(000)	S/(000)	S/(000)

As of June 30, 2022
Cement, concrete, mortar and precast	3,035,793	84,643	3,120,436	1,909,524
Construction supplies	46,265	-	46,265	72,003
Quicklime	72,345	-	72,345	-
Other (*)	31,605	733	32,338	73
Total	3,186,008	85,376	3,271,384	1,981,600

As of December 31, 2021
Cement, concrete, mortar and precast	2,940,888	106,280	3,047,168	1,930,140
Construction supplies	42,578	-	42,578	75,633
Quicklime	79,383	-	79,383	-
Other (*)	31,846	797	32,643	194
Total	3,094,695	107,077	3,201,772	2,005,967

(*)	The “Other” segment includes activities that do not meet the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group.

(**)	As of June 30, 2022 corresponds to the financial instruments designated at fair value through other comprehensive income and to the fair value of derivative financial instruments (cross currency swap) for approximately S/476,000 and S/84,900,000, respectively. As of December 31, 2021 corresponds to the financial instruments designated at fair value through other comprehensive income for approximately S/476,000 and fair value of derivative financial instruments (cross currency swap) for approximately S/106,601,000. The fair value of hedge derivative financial instruments is allocated to the segment of cement, and the financial instruments designated at fair value through other comprehensive income and the fair value of the trading derivative financial instrument are presented as “Other”.

Geographic information

As of June 30, 2022 and December 31, 2021, all non-current assets are located in Peru and all revenues are from Peruvian clients.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

18.	Financial risk management, objectives and policies

The Group´s main financial assets include cash and short-term deposits (with maturity less than 360 days) and trade and other receivables that derive directly from its operations. The Group also holds financial instruments designated at fair value through OCI, cash flow hedges instruments and derivative financial instruments of trading. The Group’s main financial liabilities comprise trade payables and other payables, loans and borrowings, with short-term and long-term maturities. The main purpose of these financial liabilities is to finance the Group’s operations.

The Group is exposed to market risk, credit risk and liquidity risk. The Group’s senior management oversees the management of these risks. The Group’s senior management is supported by financial management that advises on financial risks and the appropriate financial risk governance framework for the Group. The financial management provides assurance to the Group’s senior management that the Group’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Group´s policies and risk objectives.

The Management reviews and agrees policies for managing each of these risks as mentioned in the consolidated financial statements as of December 31, 2021.

Foreign currency risk -

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange relates primarily to the Group’s operating activities (when revenue or expense is denominated in a different currency from the Group’s functional currency).

The Group hedges its exposure to fluctuations on the translation into soles of its Senior Notes which are denominated in US dollars, by using cross currency swaps contracts, see note 15.

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant. The impact on the Group’s profit before income tax is due to changes in the fair value of monetary assets and liabilities.

As of June 30, 2022	Change in US$ rate	Effect on consolidated profit before tax
U.S. Dollar	%	S/(000)

	+5	9,056
	+10	18,112
	-5	(9,056)
	-10	(18,112)

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

As of June 30, 2021	Change in US$ rate	Effect on consolidated profit before tax
U.S. Dollar	%	S/(000)

	+5	1,039
	+10	2,079
	-5	(1,039)
	-10	(2,079)

Liquidity risk -

The Group monitors its risk of shortage of funds using a recurring liquidity planning tool.

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and debentures of long term. Access to fund sources is sufficiently available and debt maturing within 12 months can be rolled over under the same conditions with existing lenders, if necessary.

As of June 30, 2022 and December 31, 2021, no portion of the corporate bonds in soles will mature in less than one year.

Risk management activities –

As a result of its activities, the Group is exposed to the foreign currency exchange rate risk, thereof the Company has acquired hedging financial instruments to cover this risk. Since November 2014, the Group has hedged its exposure to foreign currency from its corporate bonds (denominated in US dollars). During the six-month period ended June 30, 2022, there was moderate volatility in the US dollar exchange rate with respect to the soles, whose effects were partially mitigated by the exchange rate hedge maintained by the Company.

As of June 30, 2022 and December 31, 2021, except for the derivatives financial instruments (cross currency swaps) signed by the Company to hedge the foreign currency risk of its Senior Notes, the Group had no other financial instruments to hedge its foreign exchange risk, interest rates or market price (purchase price of coal) fluctuations.

19.	Subsequent events

On July 6, 2022, the Company, considering the medium-term corporate loan under Club Deal modality, made the second disbursement for S/70,000,000 for the payment of US$18,000,000 loan, see note 9(b).